Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Valero GP, LLC

And Unitholders of Valero L.P.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-109541, 333-88264, and 333-81806) and on Form S-3 (File No. 333-109412) of Valero L.P. and subsidiaries of our reports dated March 11, 2005, with respect to the consolidated balance sheets of Kaneb Pipe Line Partners, L.P. as of December 31, 2004 and 2003, and the related consolidated statements of income, partners’ capital and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the Form 8-K/A of Valero L.P. and subsidiaries dated September 16, 2005.

/s/ KPMG LLP

San Antonio, Texas
September 15, 2005